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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                     SEC File Number: 33-28622-A

                           NOTIFICATION OF LATE FILING

(Check One)  X  Form 10-K __ Form 20-F __ Form 11-K   Form 10-Q __ Form N-SAR
            ---

         For Fiscal Year Ended: June 30, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
      For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Full Name of Registrant:        MSU Corporation
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______________________________________________________
Former Name if Applicable

Address of Principal Executive Office (Street and Number): Elder House, 526-528 Elder Gate

City, State and Zip Code: Central Milton Keynes, MK9 1LR, England
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                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

                       (a) The reasons described in reasonable detail in Part
                 III of this form could not be eliminated without unreasonable effort or expense;

                       (b) The subject annual report, semi-annual report,
                 transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth
[X] calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                       (c) The accountant's statement or other exhibit required
                 by Rule 12b-25(c) has been attached if applicable.


                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

         Preparation of the information, including the financial statements, in the Form 10-K has taken longer than originally anticipated. Hence, the Company will be filing the Form 10-K after the scheduled due date.

         The Company is current with respect to all prior "reporting requirements" and is diligently endeavoring to complete its 10-K in as expeditious a manner as possible in light of the circumstances described above.

        The Company, therefore, intends to file its Form 10-K for the year ended June 30, 1999 as soon as practicable, but no later than 15 calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.



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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard Horby Phillips                          011 44 1908232100
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                 (Name)                           (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been
         filed? If answer is no identify report(s).  __X__ Yes   No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   __X__ Yes    ____  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         MSU CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    September 27, 1999         By: /s/ Richard H. Phillips
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                                    Richard H. Phillips, Vice President
                                    (Principal Financial and Accounting Officer)

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                                   ATTACHMENT

          Revenues for the fiscal years ended June 30, 1999 and 1998 were approximately $32,000 and $4,195,000, respectively. The Company does not believe a comparison of the two years is meaningful because in 1999, the Company concentrated its efforts on further software and hardware developments of its Internet Access Device and Envoy chip, and it therefore generated no revenues apart from the sales of a small number of samples.